RECEIVED
2007 AUG -9 A 5:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Morgan Crucible

2nd August 2007

07025848

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
AUG 1 4 2007
THOMSON
FINANCIAL

Paul Andrew Boulton
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:38 02-Aug-07
Number	4547B

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
The Morgan Crucible Company plc

2. **Reason for the notification** (please state **Yes/No**): ( )

An acquisition or disposal of voting rights: (Y)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii): Lloyds TSB Group Plc

4. **Full name of shareholder(s)** (if different from 3.) (iv):
Perry Nominees Ltd, Boltro Nominees Ltd, Lloyds Bank (PEP) Nominees Ltd, State Street Nominees Ltd

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
1st August 2007

6. **Date on which issuer notified:**
2nd August 2007

7. **Threshold(s) that is/are crossed or reached:**
Reached 4%

8. **Notified details:**
....

A: Voting rights attached to shares

Class/type of shares if **Situation previous to the Triggering transaction** (vi)

possible using the ISIN CODE	Number of shares	Number of voting Rights (viii)
0602729 ORD GBP 0.25	10,956,583	10,956,583

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
	11,181,583	0	11,181,583	0	4.016

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
11,181,583	4.016

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

53,849 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,175 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

37,428 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

11,089,131 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

Mr Paul Andrew Boulton

15. Contact telephone number:

01753 837000

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	16:47 01-Aug-07
Number	3653B

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 01 August 2007 it purchased for cancellation from Citigroup Global Markets Limited 400,000 ordinary shares at an average price of 297.35p pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 278,410,857 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 278,410,857.

The above figure 278,410,857 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc 01753 837 000

Paul Boulton

END

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